SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

Introduction	03

Portuguese Conference Call

August 14th, 2014

2:30 p.m.. (Brasília)

1:30 p.m. (US EST)

6:30 p.m. (UK)

Phone: (11) 4433-2163

Password: 9532

English Conference Call

August 14th, 2014

2:30 p.m. (Brasília)

1:30 p.m. (US EST)

6:30 p.m. (UK)

Phone: + 1(786) 837-9597

(+44)20 3318-3776 (London)

Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com/elb/ri

Tel.: (+55) (21) 2514-6333

I. Analysis of the Results of the Consolidated Companies	04
II. Analysis of the Results of the Parent Company	13
III. Eletrobras Information	17
IV. Attachment: Subsidiary Companies Information
IV.1. Generation and Transmission Companies	31
Itaipu	32
Furnas	39
Chesf	67
Eletronorte	93
Eletronuclear	111
Eletrosul	119
CGTEE	142
IV.2. Distribution Companies	152
Amazonas Energia	153
Distribuição Acre	167
Distribuição Alagoas	176
Distribuição Piauí	188
Distribuição Rondônia	194
Distribuição Roraima	203
IV.3. Participation Company	212
Eletropar	212

Rio de Janeiro, August 12th, 2014 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, operating in the generation, transmission and distribution, parent company of 12 subsidiaries, a shareholding company – Eletropar- and 50% of the Social Capital of Itaipu Binacional, announces its results for the period.

Throughout the first semester of 2014 (1S14), Eletrobras showed an overall net profit in the amount of R$ 881 million as compared to a net profit in the amount of R$ 128 million registered in the first semester of 2013 (1S13). During the second quarter 2014 (2Q14) Eletrobras registered a net loss in the amount of R$ 105 million as compared to a net profit of R$ 986 million registered in 1Q14, whilst in the 2Q13 it registered a net profit in the amount of R$ 164 million.

The results of the 2Q14 were influenced by certain facts that we hereby highlight:

In a positive way: i) Short term electricity market, mainly due to operations held through the Electric Energy Commercialization Chamber (CCEE), regarding mostly Eletronorte, Furnas and Amazonas Energia which resulted in R$ 1,020 million revenues (39.9% reduction as compared to 1Q14); ii) reversal of onerous contracts in the amount of R$ 568 million, see item I.4; and iii) Recognition of the asset named Right to Reimbursement related to the regulated market, in the amount of R$ 100 million.

In a negative way: i) Electric Energy Purchased for future Resale in the amount of R$ 2.010 million in the 2Q14 (R$ 1,675 million in the 1Q14); ii) Judicial expenses in the amount of R$ 360 million related, mainly, to the Compulsory Loan; and  iii) Provision for Financial Asset loss in the amount of R$ 131 million.

HIGHLIGHTS OF THE CONSOLIDATED RESULTS OF 2Q14:

»             Net Operating Income of R$ 6,867 million;

»             The Itaipu Transfer: net income of R$ 63 million in the 2Q 14, influenced mainly due to the calculation of monetary adjustments based on the American Commercial and Industrial Goods price;

»             Personnel, Material and Services (PMS) in the amount of R$ 2,108 million;

»             Reversal of provisions over onerous contracts in the amount of R$ 568 million, (see item I.4);

»             Provisions for investment losses in the amount of R$ 131 million, (see item I.3);

»             Provision for contingencies in the amount of R$ 210 million. (see item I.3)

»             Impairment in the amount of R$ 85 million, related to new Transmission Lines in lieu of the   revaluation of contractual performance. (see item I.3);

»             Net income due to foreign currency exchange rate variations with a negative result in the amount of R$ 104 million;

»             Consolidated EBITDA: R$ 465 million.

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of this Marketletter, after the Financial Statement for each company.

3

I.ANALYSIS OF THE CONSOLIDATED RESULTS (R$ million)

		R$ Million
1S14	1S13		2Q14	1Q14	2Q13
13,875	11,805	Net Operating Income (see item I.1.2)	6,867	7,008	5,998
-3,835	-3,794	(-) Personnel, Material and Services	-2,108	-1,727	-1,995
-3,685	-2,968	(-) Energy purchased for resale	-2,010	-1,675	-1,480
-768	-853	(-) Usage of the electric grid	-401	-367	-413
-1,143	-1,342	(-) Construction	-606	-537	-732
-707	-1,083	(-) Fuel for electricity production	-390	-317	-526
-231	-224	(-) Remuneration and Reimbursement	-98	-133	-112
-775	-711	(-) Depreciation and amortization	-394	-381	-367
2,731	831		859	1,872	373
129	203	Shareholdings	36	93	80
424	646	Operating provisions	83	342	1,051
-1,907	-2,745	Other Results	-907	-999	-2,366
1,377	-1,065		70	1,307	-862
1,100	711	Interest income	596	504	334
195	239	Monetary Adjustment	46	149	32
-223	493	exchange rate variation	-104	-119	566
-1,073	-822	Debt charges	-492	-581	-425
-60	-153	Charges related to Shareholders Resources	-32	-28	-82
54	241	Other financial results	-12	66	93
1,370	-357		72	1,298	-343
-477	87	Income Tax and Social Contribution	-172	-305	107
893	135	Net Income	-100	993	169
12	07	Minority Shareholders	-05	07	05
881	128	Consolidated Net Income	-105	986	164

I.1       FINANCIAL HIGHLIGHTS

Main Variations in Results (1S14 x 1S13)

The result of the 1S14 showed a 587.9 %  improvement when compared to the 1S13, whereas a net profit in the amount of R$ 881 million was registered in 1S14 as compared to a net profit in the amount of R$ 128 million in 1S13.

Net Operating Income, in the amount of R$ 13.875 million, detailed in Chart I.1.2 registered in 1S14 a 17.5% increase as compared to 1S13, when it was registered an amount of R$ 11,805 million.

»       Generation income registered a 25.1% increase, from R$ 8,780 million in 1S13 to R$ 10,983 in 1S14. Such increase was mainly due to the sales within the Short Term Market (CCEE). The total volume of energy sold by the Eletrobras companies went from 133 TWh in 1S14 as compared to the 130 TWh in 1S13. Transfers from Itaipu went from a net expense in the amount of R$ 230 million in 1S13 to a net income in the amount of R$ 82 million in 1S14. Construction revenue showed an increase and was registered at its equivalent value as cost of construction.

»       Transmission income showed a 14.1% increase, from R$ 1,879 million in 1S13 to R$ 2,154 million in 1S14, influenced mainly due to an increase of Construction revenue which was registered at its equivalent value as cost of construction.

»       Distribution income showed a 3.7 % decrease from R$ 2,752 million in 1S13 to R$ 2,649 million in 1S14, influenced by smaller Construction revenue which was registered at its equivalent value as cost of construction. The supply of energy showed a 4.4% increase, from R$ 2,208 million in 1S13 to R$ 2,304 million in 1S14. The volume of electricity sold went from 7.7 TWh in 1S13 as compared to 8.4 TWh in 1S14.

»       Throughout 1S14 the full amount of the Personnel, Material and Service (PMS) line showed a 1.1% increase from R$ 3,794 million in 1S13 to R$ 3,835 million in 1S14.  Personnel increased by 1.1% whilst Services increased by 2.5% and Material decreased 9.3% (see item I.7).

»       Electricity bought for future resale registered a 24.2% increase, from R$ 2,968 million in 1S13 to R$ 3,685 million in 1S14.  This result was due to the purchase of energy within the short term market.

»       The Fuel for the Production of Electricity line registered a 34.7 % decrease. Throughout the 1S13 it registered a net expense in the amount of R$ 1,083 million, whilst in the 1S14 it registered a net expense in the amount of R$ 707 million due to a smaller volume of thermal electricity dispatched by Camaçari Plant.

»       Shareholdings line registered a 36.7% decrease, from R$ 203 million in 1S13 to R$ 129 million in 1S14. The variation was due to amounts related to equity investments in affiliated companies.

»       Operating Provisions registered a R$ 646 million reversal in 1S13 to a R$ 424 million reversal in 1S14, mainly due to reversal regarding the provision made for Investment losses in the amount of R$ 271 million (CEMAT account fixture) and reversal of onerous contracts in the amount of R$ 826 million, in part compensated by provision at market value ( specially related to shareholding position in CESP) in the amount of R$ 111 million in 1S14, by the impairment in the amount of R$ 84 million and also by the provision for financial asset loss in the amount of R$ 210 million (see item I.4).

»       Net Financial Result line registered a net income of R$ 708 million in 1S13 as compared to a net expense of R$ 7 million in 1S14, which represents a 101.0% variation. Highlighting the net results of foreign currency exchange rate variation, which registered a net income in the amount of R$ 493 million in 1S13 as compared to a net expense of R$ 223 million along the 1S14 and also the effects related to a derivative operation in the amount of R$ 300 million in the 1S14.

Main Variations of Financial Statements (2Q14 x 1Q14)

The results of 2Q14 registered a 110.6% decrease as compared to 1Q14 recording a net loss of R$ 105 million in the 2Q14, as compared to a net profit of R$ 986 million in 1Q14.

The Net operating revenue in the amount of R$ 6,874 million, detailed in Table I.1.2, presented, in 2Q14, a 2.0% decrease as compared to 1Q14 when was recorded the amount of R$ 7,008 million. Without considering the income due to the sale of electricity in the spot market (CCEE) and the income on construction,  the net operating revenue would have showed a 9.8% increase, from R$ 4,774 in 1Q14 million to R$ 5,241 million in 2Q14. In a segmented analysis, we highlight the following aspects:

»       The income from Generation showed a 6.3% decrease, from R$ 5,670 million in 1Q14 to R$ 5,313 million in 2Q14. Such decrease was due mainly to the reduction of electricity sold within the Short Term Electricity Market (CCEE). The volume of energy sold by the Eletrobras Companies was 64 TWh in the 2Q14 as compared to 66 TWh in the 1Q14. The results regarding the Transfer of Itaipu, which went from a net revenue of R$ 19 million in 1Q14 to a net revenue of R$ 63 million in 2Q14 influenced due to the calculation of monetary adjustments based on the American Commercial and Industrial Goods price. The Construction revenue increased and was registered at its equivalent value as cost of construction.

»       The income from Transmission registered a 2.9% increase, from R$ 1,057 million in 1Q14 to R$ 1,088 million in 2Q14, influenced mainly by the increase of the Construction Revenues Line , which was registered at its equivalent value as Cost of Construction.

»       The income from Distribution registered a 21.3% increase, from R$ 1,197 million in 1Q14 to R$ 1,452 million in 2Q14, influenced by the energy supply, which showed a 26.9% increase from R$ 1,015 million in 1Q14 to R$ 1,289 million in 2Q14 due mainly to the recording of the  supply of electricity to Eletrobras Distribuição Acre during the 2Q14, since it had not been consolidated in the 1Q14 (see 1Q14 Market letter herein). The amount of energy sold, was of 4.0 TWh in the 1Q14, as compared to the amount sold in the 2Q14 of 4.4 TWh. The Construction revenue has equivalent value recorded as Cost of Construction.

-        In 2Q14, the Personnel, Material and Service (PMS) line increased by 22.1%, from R$ 1,727 million in 1Q14 to R$ 2,108 million in 2Q14. The Personnel line increased by 22.8 % mainly due to the annual labour agreement settled with the workers unions and promotions on merit. The Services line increased by 20.9 % from R$ 487 million in 1Q14 to R$ 589 million in 2Q14 and the Materials line increased by 17.7 % from R$ 67 million in 1Q14 to R$ 79 million in 2Q14. The increases in the Material and Services line was due mainly to operational stop of Angra I and Candiota plants (see item I.7).

-        The Electricity purchased for resale increased by 20.0%, from R$ 1,675 million in 1Q14 to R$ 2,010 million in 2Q14. This result was mainly influenced by the larger volume of electricity purchased.

-        The fuel for electricity production account presented a 23.1% increase. In 1Q14, there was a net expense of R$ 317 million, while in 2Q14 it was recorded a net expense of R$ 390 million. This variation was mainly influenced by the increase in generation of thermal energy by Eletrobras subsidiaries.

-        The shareholdings recorded a 61.0% decrease resulting from the amount of R$ 36 million in 2Q14 as compared to the amount of R$ 93 million in 1Q14. This variation was caused mainly due to the value of the equity of investments in associated companies.

-        The Operating provisions went from a R$ 342 million reversal in 1Q14 to a reversal in the amount of R$ 83 million in 2Q14, mainly due to the reversal of onerous contracts in the amount of R$ 568 million partially compensated by provision for contingencies in the amount of R$ 210 million, by the impairment in the amount of R$ 84 million and provision for financial losses in the amount of R$ 131 million (see item I.4).

-        The net financial result went from a net expenditure of R$ 9 million, in the 1Q14 to a net income of just R$ 2 million in 1Q14, representing a 104.5% variation.

I.1.2    Net Operating Income (NOI)

Throughout the 1S14, NOI registered a 17.5% increase as compared to the 1S13, from R$ 11,805 million to R$ 13,875 million in the 1S14.

Throughout the 2Q14 the Net Operating Income (NOI) registered a 2.0% decrease as compared to the previous quarter (1Q14), from R$ 7,008 million to R$ 6,867  million. With regards to the 2Q13, when the Net Operating Income registered an amount of R$ 5,998 million, this increase represents 14.5%.

1S14	1S13	CONSOLIDATED	2Q14	1Q14	2Q13	Variation 2Q14x1Q14
		a)Generation
5,558	4,724	Energy Sold	3,024	2,535	2,450	19.3%
1,666	1,666	Supply	727	940	1,038	-22.7%
2,718	1,489	CCEE	1,020	1,697	673	-39.9%
899	893	Maintenance and Operation Revenue	443	456	464	-2.8%
59	238	Construction Revenue	37	23	238	60.2%
82	-230	Itaipu Transfer	63	19	-145	226.2%

		b) Transmission
1,154	1,088	Maintenance and Operation Revenue	578	576	637	0.3%
739	559	Construction Revenue	407	332	313	22.3%
252	232	Transmission Return Rate Update	103	149	76	-30.6%

		c) Distribution
2,304	2,208	Supply	1,289	1,015	852	26.9%
345	545	Construction Revenue	163	182	181	-10.5%
					-
456	439	Other Revenue	236	220	274	7.3%
16,233	13,851	Total Revenue	8,088	8,144	7,051	-0.7%

		Operating Income Deduction
-494	-421	Sectorial Charges	-233	-261	-205	-10.8%
-617	-613	ICMS	-329	-288	-299	14.3%
-1,241	-1,006	PASEP and COFINS	-656	-585	-560	12.1%
-05	-06	Other Deductions	-4	-1	10	151.3%
-2,357	-2,046	Total Deductions	-1,222	-1,136	-1,053	7.6%
					-
13,875	11,805	Net Operating Income	6,867	7,008	5,998	-2.0%

Participation of business  in relation to Gross Revenues

I.2. ENERGY SOLD

I.2.1  Energy Sold in 1S14 - Generation Companies – TWh

In terms of the energy market evolution, the Eletrobras companies during  1S14, sold 130 TWh of energy, versus 133 TWh traded in the 1S13, representing a 2.0 % decrease.

I.2.2 ENERGY SOLD IN 1S14 – DISTRIBUTION COMPANIES – TWH

 In terms of the energy market evolution, the  Eletrobras Distribution System, in the 1S14, sold  8.4 TWh of energy, as compared to 7.7 TWh traded in 1S13, representing a 8.4% increase.

*considers only the regulated market

I.3 OPERATING PROVISIONS

R$ million
	Consolidated
	2Q14	1Q14	1S14	1S13
Guarantees	21	21	41	23
Contingencies	210	-	210	254
PCLD - Customers and Resellers	48	-26	22	-695
PCLD - Financing and Loans	-15	-35	-51	57
Unfunded liabilities in subsidiaries	-	-	-	-
Onerous Contracts	-568	-258	-826	-791
Losses on Investiments	38	-309	-271	113
Actuarial Liabilities	06	-	06	23
Impairment	85	-	85	-01
Adjustment to Market Value	-	111	111	-11
Provision for losses on Financal Asset	131	80	210	217
Others	-37	75	38	164
	-83	-342	-424	-646

Provisions for legal liabilities linked to legal proceedings

R$ million
	Consolidated
	06.30.14	12.31.13
Current
Labor	07	09
Tax Related	44	-
Civil	19	15

Non-current
Labor	878	913
Tax Related	172	295
Civil	4,877	4,487
Total	5,997	5,719

I.4  ONEROUS CONTRACTS

R$ million
Consolidated Balance				Amounts due 2014
	2014	2013	2012	2Q14	1Q14
Transmission
Contract 061/2001	384	-	84	-384	-
Contract 062/2001	761	905	1407	144	-
	15	-	-	-15	-
	1,160	905	1,491	-255	-
Generation
Itaparica	192	863	1,019	651	20
Jirau	259	712	1,608	211	242
Camaçari	261	267	357	-	-06
Termonorte II	-	-	131	-	-
Funil	92	96	83	-	-
Complexo Paulo Afonso	-	-	34	-	-
Coaracy Nunes	75	86	21	-	11
Others	409	295	378	-42	-72
	1,288	2,319	3,665	824	207
TOTAL	2,448	3,224	5,156	569	207

The table considers an increase in the amount of R$ 50 million pertaining the onerous contract of the Amazonas Energia intangibles that does not show in the company results.

I.5 CONSOLIDATED EBITDA

		R$ million
EBITDA	1S14	1S13%
Results of the period	893	135	562%
+ Provision Income Tax and Social Contribution	477	-87	-651%
+ Financial Result	07	-708	-101%
+ Depreciation and Amortization	775	711	09%
= EBITDA	2,152	51	4,117%

I.5.1 EBITDA of Subsidiaries Companies*

Throughout the 2Q14 the sum of the EBITDA of the Eletrobras Subsidiary Companies registered R$ 1,109 million which represents a 42.0% decrease, as compared to the EBITDA of R$ 1,913 million registered in the 1Q14. Throughout the 1S14 the EBITDA of the Eletrobras Subsidiary Companies summed a total of R$ 3,022 million which represents a 153.3% increase as compared to the amount of R$ 1,193 million of the 1S13.

EBITDA R$ Million
Company	1S14	1S13%		2Q14	1Q14%
Furnas	1,023	303	237.8%	430	593	-27.4%
Chesf	-39	-596	-93.4%	-79	40	-298.4%
Eletronorte	1,888	1,519	24.3%	566	1,322	-57.2%
Eletrosul	418	230	81.4%	170	248	-31.5%
Eletronuclear	-138	182	-175.6%	-5	-133	-96.4%
CGTEE	-139	-210	-33.8%	-96	-43	123.1%
Subtotal	3,013	1,429	110.9%	986	2,027	-51.4%
Distribution Companies	9	-236	-103.8%	123	-114	-207.9%
Total	3,022	1,193	153.3%	1,109	1,913	-42.0%
EBITDA MARGIN R$ million
Company	1S14	1S13	p.p.	2Q14	1Q14	p.p.
Furnas	34.8%	14.6%	20.19	28.7%	41.2%	-12.55
Chesf	-2.3%	-27.3%	24.99	-9.5%	4.5%	-14.03
Eletronorte	59.3%	66.8%	-7.55	44.6%	68.9%	-24.25
Eletrosul	83.6%	43.8%	39.81	69.1%	97.5%	-28.37
Eletronuclear	-14.3%	21.3%	-35.60	-1.0%	-27.2%	26.20
CGTEE	-87.4%	-185.4%	98.01	-114.3%	-57.7%	-56.61
Subtotal	31.8%	17.8%	13.98	22.4%	40.0%	-17.63
Distribution Companies	0.3%	-8.0%	8.25	6.4%	-7.8%	14.23
Total	23.5%	10.9%	12.66	17.5%	29.3%	-11.76

EBITDA = Net income plus income taxes over profits minus net financial expenses Financial income and depreciation, amortization and depletion, as determined by CVM Instruction 527/12.

p.p = percentage points

* Source: Financial statements for consolidation

I.6 NET DEBT

	R$ million
Net Debt	06.30.14	12.31.13
Financing payble + Debentures - (RGR)	25,074	24,293
Cash + Marketable Securites	9,308	9,886
Financing receivable - (RGR)	10,718	12,108
Net Debt	5,048	2,300

I.7. PERSONNEL, MATERIAL AND SERVICE

R$ million
	1S14	1S13%		2Q14	1Q14%
Personnel	2,611	2,582	1.1%	1,439	1,172	22.8%
Material	147	162	-9.3%	79	67	17.7%
Services	1,077	1,050	2.5%	589	487	20.9%

II        Analysis of the Results of the Parent Company

EVOLUTION OF THE RESULTS - R$ MILLION

1S14

1S13

II.1  Eletrobras Shareholdings

Throughout the 1S14 the result regarding shareholdings had a positive impact  in the averall results in the amount of R$ 2,122 million, which represents a 155.2% variation as compared to the amount of R$ 831 million registered in 1S13, due mainly to the equity equivalence of the subsidiary companies.

The recognition of the results of the companies invested by Eletrobras impacted positively the Company's results in 2Q14 by R$ 596 million, resulting from the valuation of corporate investments. This figure represented a 60.9% variation when compared to the positive amount of R$ 1,525 million for the 1Q14, mainly due to the result of the equity equivalence of the subsidiaries companies, as shown below:

R$ million
	Parent Company
	1S14	1S13	2Q14	1Q14
Investments in subsidiary companies
Equity Equivalence	1,950	733	510	1,440

Investments in affiliated
Interest on Equity	-	-	-	-
Equity Equivalence	56	07	27	29
	56	07	27	29

Other investiments
Interest on Equity	08	01	07	-
Dividends	46	40	43	03
Remuneration of Investments in Partnership	12	10	06	06
Capital Income - ITAIPU	49	41	02	47
Total	2,121	831	596	1,525

 The analysis of the results of our Subsidiary Companies is in the attachment hereof.

II.2    FINANCIAL RESULTS

Along the 1S14, Financial Results positively impacted the overall results of the Parent Company in the amount of R$ 834 million, as compared to the amount of R$ 1,286 million of 1S13. This variation is primarily explained by the variation of the foreign currency exchange rate which registered a  net income of R$456 million in 1S13 as compared to a net expense of R$ 209 million in 1S14.

Throughout the 2Q14, the Financial Results positively impacted the overall results of the Parent Company. This positive impact was in the amount of R$ 462 million as compared to R$ 372 million in 1Q14. This variation is primarily explained by the larger amount of income related to monetary restatements, as shown in table below:

FINANCIAL RESULT			R$ million
	1S14	1S13	2Q14	1Q14
Financial Revenues
Interest income, commissions and fees	1,089	992	538	551
Income from financial investments	225	103	135	90
Arrears surcharge on electricity	19	0	-21	40
Monetary adjustment	387	347	241	146
Active foreign exchange restatement	-209	456	-100	-109
Idemnifications due to Law 12.783/13	74	65	23	51
Other Financial revenues

Financial Expenses
Debt Charges	-670	-444	-304	-366
Charges on Leasing	-	-	-	-
Charges on shareholders' funds	-45	-151	-20	-25
Other Financial Expense	-36	-84	-30	-6
Total	834	1,286	462	372

The main indexes of the loans and transfers agreements showed the following variations in the period:

Evolution of the IGP-M Index and the Dollar (%)

	2Q14	1Q14	1S14
US Dollar	-2.67%	-3.40%	-5.98%
IGPM	-0.10%	2.55%	2.45%

	2Q13	1Q13	1S13
US Dollar	-1.45%	10.02%	8.42%
IGPM	0.84%	0.90%	1.75%

II.3.  Sale of electricity of Parent Company

a.            Itaipu Binational

FINANCIAL RESULT - ITAIPU		R$ million
	2Q14	1Q14	1S14
Energy sold Itaipu contract + CCEE	2,196	2,012	4,208
Revenue from Right to Reimbursement(1)	114	67	181
Others	168	31	200
Total Revenue	2,479	2,110	4,589

Energy purchased Itaipu Contract + CCEE	-1,986	-2,078	-4,064
Expense from Reimbursement Obligations (2)	-72	-42	-114
Itaipu transfer	-228	107	-121
Others	-130	-78	-208
Total Expenses	-2,416	-2,091	-4,507

Net Op Income - Tranfers from Itaipu(3)	63	19	82

FINANCIAL RESULT - ITAIPU (prices index)
	2Q14	1Q14	1S14
Revenue from Right to Reimbursement(1)	114	67	181
+ Exchange Rate Results	-130	-169	-299
Result from Right to Reimbursements (RR)	-16	-102	-118
Expense from Reimbursement Obligations (2)	72	42	114
+ Exchange Rate Results	-81	-106	-187
Result from Reimbursement Obligations (OR)	-09	-64	-73
Balance: RR - OR	-06	-38	-44

The balance resulting from adjustment factor from Itaipu Binational, shown on Financial Asset at the Non-Current Assets amounted to R$ 4,859 million on June 30th, 2014, equivalent to US$ 2,206 million (December 31st , 2013 – R$ 4,977 million, equivalent to US$ 2,125 million), of which R$ 4,130 million, equivalent to US$1,875 million shall be transferred to the National Treasury until year 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

b.            Commercialization of Eletric Energy– PROINFA

Trading operations of electricity within the PROINFA registered a negative net result in the first semester of 2014 in the amount of R$ 307 million (December 31, 2013 – R$ 43 million), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers line registered the amount R$ 631 million of PROINFA related to the Parent Company (December 31, 2013 – R$ 661 million).

III. Eletrobras Information

Portfolio of Loans Receivable And Payable

a.            Financing and Loans Granted

Financing and loans granted, with foreign currency exchange rate variation clauses, represent approximately 42% of the total portfolio of the Company (43% in December 31, 2013). The remainder that predict adjustment based on indexes that represent the level of domestic prices in Brazil reach 58% of the portfolio balance (57% at December 31, 2013). The market value of these assets are equivalent to their accounting value, since they are industry specific operations and formed, in part, by resources from Sector Funds that don’t have comparable parameters with other loans.

The long-term portion of loans and financing granted from regular and Sector Funds, including transfers based on the contractual expected cash flows shall mature in variable amounts as shown below:

R$ million
	2015	2016	2017	2018	Beyond 2018	Total
Parent company	1,629	3,037	2,837	2,599	12,268	22,371
Consolidated	794	1,480	1,383	1,267	5,978	10,901

b.            Financing and Loans  Payable

Debts are guaranteed by the Federal Government and/or by Eletrobras and subject to charges, which averaged along 2014 at 6.73% per annum (5.91% per annum in 2013) with the following debt profile:

	Parent Company				Consolidated
	06.30.2014		06.30.2013		06.30.2014		06.30.2013
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign Currency
USD non indexed	7,006	34%	7,476	34%	7,014	21%	7,485	23%
USD with Libor	2,571	12%	2,933	13%	2,821	9%	3,176	10%
EURO	179	1%	191	1%	179	1%	191	1%
YEN	192	1%	222	1%	192	1%	222	1%
Others	-	-	-	-	-	-	7	0%
Subtotal	9,947	48%	10,822	50%	10,205	31%	11,080	34%

Local Currency
CDI	0	0%	0	0%	4,645	14%	3,788	12%
TJLP	0	0%	0	0%	5,542	17%	4,978	15%
SELIC	2,732	13%	2,599	12%	2,732	8%	2,599	8%
Others	-	-	-	-	16	0%	10	0%
Subtotal	2,732	13%	2,599	12%	12,935	39%	11,375	35%

Non indexed	7,917	38%	8,402	38%	9,628	29%	10,021	31%

TOTAL	20,596	100%	21,823	100%	32,768	100%	32,476	100%

The long-term loans and financing expressed in millions of Reais, shall mature as follows:

						R$ milhões
	2015	2016	2017	2018	Beyond 2018	Total
Parent Company	1,325	1,123	1,111	825	14,544	18,928
Consolidated	1,714	1,934	2,305	2,940	20,761	29,654

RATINGS

Agency	Rating National/Perspective	Latest Report
Moody’s Issuer Rating	Baa3 (Negative)	May 7th, 2013
S&P LT Local Currency	BBB+ (Stable)	March 24th, 2014
S&P LT Foreign Currency	BBB- (Stable)	March 24th, 2014
Fitch LT Local Currency Issuer	BB (Negative)	December 6th, 2013
Fitch LT Foreign Currency Issuer	BB (Negative)	December 6th, 2013

ORGANIZATION CHART OF ELETROBRAS

INVESTIMENTS

                                                                                                                                                                                                            R$ Million

NATURE OF THE INVESTMENTS	Budgeted 2014	Accomplished 2Q14	Accomplished 1Q14
Generation	6,930	939	1,239
Corporate Expansion	2,973	571	214
Expansion of SPEs	3,091	275	972
Maintenance	866	93	53
Transmission	4,294	1,130	874
Corporate Expansion	2,512	563	441
Expansion of SPEs	1,168	466	361
Maintenance	614	101	72
Distribution	2,082	170	170
Corporate Expansion	1,807	137	133
Maintenance	275	33	37
Others (Research, Infrastructure and Environmental Quality)	825	70	66
Total	14,130	2,309	2,349

SOCIAL CAPITAL

Capital Structure

As of June 30th , 2014  the social capital of Eletrobras had the following composition:

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Government	554,395,652	51.00%			1,544	0.00%	554,397,196	40.99%
BNDESpar	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI	30,161,730	2.77%
Others					8,750,000	3.30%	8,750,000	0.65%
Cust.CBLC	230,866,547	21.24%	146.920	100.00%	219,731,566	82.78%	450,745,033	33.32%
Resident	230,769,266	21.23%	86.118	58.62%	202,643,982	76.34%	433,499,366	32.05%
Non Resident	58,930,561	5.42%	86.117	58.61%	98,057,804	36.94%	157,074,482	11.61%
ADR Programme	97,838,740	9.00%	1	0.00%	80,250,296	30.23%	178,089,037	13.17%
Others	73,999,965	6.81%		0.00%	24,335,882	9.17%	98,335,847	7.27%
Resident	97,281	0.01%	60.802	41.38%	17,087,584	6.44%	17,245,667	1.27%
Non Resident	69,306	0.01%	60.775	41.37%	17,083,582	6.44%	17,213,663	1.27%

Shareholders Chart

Number of Shareholders

As of June 30th, 2014 Eletrobras had a total of 29,245 shareholders, 33.7 % of which held common shares and 66.3% prefered shares.  The figure below highlights the distribution of the shareholders in accordance with their nature:

Non Resident Shareholders

As of June 30th, 2014 Eletrobras had 823 non-resident shareholders representing 2.8% of the total amount of shareholders, located in 35 countries throughout the world. The non-resident shareholders hold 12.7% of the common shares and 7.7% of the preferred shares. The charts below show the geographical distribution of the non-resident shareholders:

Share performance analysis

Shares

Eletrobras ON – ELET3

During the 2Q14  Eletrobras’ common shares (ELET3) increased their value by 2.2% closing at R$ 6.39. The maximum price achieved by those shares was R$ 7.78 on May 6th , and the lowest price registered was R$ 6.39  on June 30th . The quotations related are ex-dividend values. The average volume of shares negotiated daily throughout the second quarter was of 2.4 million shares, equivalent to a financial amount of R$ 17.5 million.

Eletrobras Preferred Shares – ELET6

During the 2Q14  Eletrobras’ preferred shares (ELET6)  increased their value by 11.5% closing at R$10.5. The maximum price achieved by those shares was R$ 11.03  on May 5th, and the lowest price registered was R$ 9.42  on April 1st,. The quotations related are ex-dividend values. The average volume of shares negotiated daily throughout the second quarter was of 1.7 million shares, equivalent to a financial amount of R$ 19.1 million.

Shares Trading Performance at the BM&FBOVESPA

ADR Programs

EBR – Eletrobras Common Shares

During the 2Q14, the Eletrobras common shares ADRs increased their value by 2.8% ending the quarter valued at US 2.92. They recorded a maximum price of US$ 3.56 on April 29th, . The lowest price registered was on June4th, when the price reached US$ 2.91 considering ex-dividend values. The average volume of shares negotiated daily throughout the second quarter was of 1.2 million shares, The balance of ADRs representing such shares at the end of the second quarter was of 74.0 million.

EBR - B– Eletrobras Preferred Shares

During the 2Q14, the Eletrobras preferred  shares ADRs increased their value by 1.3%, ending the quarter valued at US$ 4.76. They recorded a maximum price of US$ 5.61 on May 1st, . The lowest price registered was US$ 4.28  on June 2nd,  considering ex-dividend values.  The average volume of shares negotiated daily throughout the second quarter was of 0.19 million shares, The balance of ADRs representing such shares at the end of the first quarter was of 24.3 million.

Latibex (Latin American Stock Market at Madrid Stock Exchange)

XELTO - Eletrobras Common Shares

During the 2Q14 the common shares listed on Latibex program increased their value by 2.4% ending the quarter valued at € 2.13. They recorded a maximum price of € 2.55 on April 24th,. The lowest price registered was € 2.06 on April 1st, considering ex-dividend values.  The average volume of shares negotiated daily throughout the first quarter was of 12.7 thousand shares.

XELTB - Eletrobras Preferred Shares

During the 2Q14 the preferred  shares listed on Latibex program decreased their value by 1.4% ending the quarter valued at € 3.47. They recorded a maximum price of € 4.05 on April 30th. The lowest price registered was € 3.16 on June 4th, considering ex-dividend values.  The average volume of shares negotiated daily throughout the second quarter was of 6.6 thousand shares.

Foreign Currency Exchange Rate

Number of Employees

Parent Company

Working time in the Company (years)	Number of employees
	2Q14	1Q14	4Q13
Until 5	415	455	521
6 to 10	256	276	255
11 to 15	134	79	81
16 to 20	23	23	28
21 to 25	111	111	165
beyond 25	99	99	214
Total	1,038	1,043	1,264

By Region

State	Number of of employees
	2Q14	1Q14
Rio de Janeiro	1,002	1,007
Brasília	36	36
Total	1,038	1,043

Outsourced Employees

2Q14	1Q14
-	-

Turnover Index

2Q14	1Q14
0.95	0.57

Partnerships – Parent Company

SPE	Type of Plant	Investiment (R$ million)	Installed Capacity (MW)	Assured Energy MW Medium	Generated Energy MWh
							2Q14	1Q14
Norte Energia AS (Belo Monte)	Hydro	29,375.00 Fully built 25,885 April/10 value	11,233.1	4,571.0	-	-	-	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.(*)	Wind	109.3	26.0	12.08			18,671	13,764
GGenerated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Enterprise	Stake (%)	Location (Estate)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Feb/2015	Aug/2045
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045

Note: For the item “end of operation” it was considered the date of the end of the Concession Contract

BALANCE SHEET

R$ thousand

Assets	Parent Company		Consolidated
	06.30.14	12.31.13	06.30.14	12.31.13
Current
Cash and cash equivalent	469,336	1,303,236	2,009,719	3,597,583
Restricted cash	1,047,548	879,801	1,047,548	879,801
Marketable Securities	2,353,874	1,713,017	7,100,541	6,095,908
Clients	443,923	449,452	3,295,886	3,587,282
Financial assets-concessions and Itaipu	1,592	759,433	452,170	1,168,002
Financing and loans	5,968,414	4,961,171	2,705,049	2,838,503
Fuel consumption account - CCC	1,123,834	1,275,334	1,123,834	1,275,334
Remuneration of equity interests	425,976	379,943	213,319	268,060
Taxes to retrieve	464,717	554,725	696,047	839,767
Income tax and Social contribution	306,620	1,545,376	738,150	1,940,005
Right to compensation	-	-	356,755	10,910,073
Stored material	722	738	665,773	614,607
Stock of nuclear fuel	-	-	343,730	343,730
Compensations - Law 12,783/2013	-	-	4,494,568	3,476,495
Derivative financial instruments	-	-	144,501	108,339
Others	357,471	69,811	1,461,014	1,136,344
Total current assets	12,964,027	13,892,037	26,848,604	39,079,833

Non-Current
LONG-TERM ASSETS
Right to reimbursements	-	-	15,351,946	1,669,583
Financing and loans	22,370,507	24,635,663	10,901,047	12,335,838
Clients	187,329	211,800	1,627,315	1,522,621
Marketable Securities	195,103	188,650	198,080	192,580
Stock of nuclear fuel	-	-	460,444	507,488
Taxes to retrieve	-	-	2,210,676	1,990,527
Income tax and Social contribution	1,464,148	299,117	3,830,255	3,010,574
Linked deposits	1,119,985	803,048	3,300,889	2,877,516
Fuel consumption account - CCC	8,141	16,275	8,141	16,275
Financial assets-concessions and Itaipu	2,525,656	2,659,432	24,260,280	23,704,037
Derivative financial instruments	-	-	155,591	107,816
Advances for future Capital increase	174,622	382,193	1,003,352	490,429
Compensations - Law 12,783/2013	-	-	629,719	2,019,684
Others	694,078	696,168	859,463	618,508
	28,739,569	29,892,346	64,797,198	51,063,476
Investments	52,225,662	50,329,250	19,166,033	17,414,993
Property, Plant And Equipment	127,031	129,171	30,274,168	30,038,514
Intangible	-	-	713,728	788,582
Total non-current assets	81,092,262	80,350,767	114,951,127	99,305,565
Total Assets	94,056,289	94,242,804	141,799,731	138,385,398

Liabilities and Shareholders' Equity	Parent Company		Consolidated
	06.30.14	12.31.13	06.30.14	12.31.13
Current
Financing and loans	1,668,579	1,199,102	3,114,208	1,969,765
Debentures	-	-	15,519	12,804
Compulsory loan	59,289	7,935	59,289	7,935
Suppliers	419,762	342,778	11,568,255	7,740,578
Advance to customers	468,503	462,672	521,316	511,582
Taxes to be collected	25,736	49,187	819,990	839,426
Income tax and Social contribution	-	-	149,696	15,262
Fuel consumption account - CCC	834,624	941,285	834,624	941,285
Remuneration to shareholders	85,726	525,464	88,862	528,204
National Treasury credits	-	39,494	-	39,494
Estimated obligations	84,913	47,325	1,313,360	1,288,713
Obligations of compensation	890,499	583,046	890,499	8,377,400
Post-employment benefits	8,106	13,079	211,147	265,082
Provisions for contingencies	-	-	70,615	23,654
Sector Charges	-	-	742,819	714,862
Leasing	-	-	191,436	181,596
Concessions to pay-use of public goods	-	-	2,912	3,567
Derivative financial instruments	30,083	36,848	253,927	262,271
Others	21,130	135,869	952,520	2,011,256
Total current liabilities	4,596,950	4,384,084	21,800,994	25,734,736

Non-Current Liabilities
Financing and loans	18,927,696	20,623,906	29,653,784	30,506,522
Suppliers	-	-	731,457	791,293
Debentures	-	-	207,466	205,878
Advance to customers	-	-	746,039	776,252
Compulsory loan	411,488	358,905	411,488	358,905
Obligation for demobilization of assets	-	-	1,174,343	1,136,342
Operational provisions	1,087,475	1,061,490	1,087,475	1,061,490
Fuel consumption account - CCC	465,471	455,455	465,471	455,455
Provisions for contingencies	2,606,741	2,496,739	5,926,839	5,695,104
Post-employment benefits	67,553	67,553	1,279,290	1,218,688
Provision for unfunded liabilities in subsidiaries	4,083,710	3,217,274	-	-
Onerous contracts	-	-	2,448,429	3,224,482
Obligations of compensation	-	-	10,496,218	2,317,708
Leasing	-	-	1,898,412	1,891,628
Concessions to pay-use of public goods	-	-	60,614	60,904
Advances for future capital increase	183,334	174,570	183,334	174,570
Derivative financial instruments	-	-	223,669	195,378
Sector Charges	-	-	403,110	375,982
Taxes to be collected	-	-	896,797	892,950
Income tax and Social contribution	83,710	342,236	124,800	533,713
Others	604,606	566,882	424,482	88,510
Total non-current liabilities	28,521,784	29,365,010	58,843,517	51,961,754

Shareholders ' Equity
Social Capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Profit reserves	4,334,565	4,334,565	4,334,565	4,334,565
Equity valuation adjustments	65,000	68,368	65,000	68,368
Additional Dividend Proposed	-	433,962	-	433,962
Accumulated profits	918,246	-0	918,246	-
Other comprehensive results accumulated	-1,733,929	-1,696,858	-1,733,929	-1,696,858
Participation of non-controlling shareholders	-	-	217,665	195,198
Total shareholders ' equity	60,937,555	60,493,710	61,155,220	60,688,908
Total liabilities and shareholders’ equity	94,056,289	94,242,804	141,799,731	138,385,398

STATEMENT OF INCOME

R$ thousand

	Parent Company		Consolidated
	06.30.14	06.30.13	06.30.14	06.30.13
Net Operating Income	1,462,898	1,037,010	13,875,302	11,804,974
Operating Expenses
Personnel, Material and Services	-253,666	-242,015	-3,834,906	-3,793,608
Energy purchased for resale	-1,478,868	-1,313,034	-3,684,766	-2,967,585
Charges on use of electric network	-	-	-768,231	-852,817
Construction-Distribution	-	-	-344,682	-544,623
Construction-Transmission	-	-	-738,973	-559,045
Construction - Generation	-	-	-59,429	-238,420
Fuel for electric power production	-	-	-707,289	-1,083,009
Remuneration and compensation	-	-	-231,316	-223,748
Depreciation	-3,179	-3,265	-678,529	-602,844
Amortization	-	-	-96,519	-107,971
Donations and contributions	-84,635	-101,611	-113,324	-130,315
Operational provisions	-1,007,763	-930,523	424,496	645,598
Staff Adjustment Plan	-	-100,709	-359,212	-1,180,584
Others	-708,428	-269,741	-1,434,059	-1,029,090
	-3,536,539	-2,960,898	-12,626,739	-12,668,061
Operating income before financial result	-2,073,641	-1,923,888	1,248,563	-863,087
Financial Result
Financial Revenues
Revenue from Interest, commissions and fees	1,089,346	991,958	548,711	571,076
Revenue from financial investments	224,584	102,843	550,999	139,729
Moratorium increase on electricity	19,301	214	128,259	105,989
Monetary adjustment	386,684	347,486	195,109	238,664
Compensation of remuneration - Law 12.783/13	-	-	371,469	286,550
Other financial revenues	73,710	65,456	228,707	270,995
Financial Expenses
Debt charges	-669,543	-443,959	-1,072,820	-821,971
Leasing charges	-0	-	-189,250	-170,252
Shareholders ' resource charges	-44,818	-150,507	-60,438	-153,014
Foreign Currency Exchange variation	-209,243	456,485	-222,909	492,835
Other financial expenses	-35,932	-84,105	-485,016	-252,541
	834,089	1,285,871	-7,179	708,060
Income before equity participation	-1,239,552	-638,017	1,241,384	-155,027
Result of Partnerships	2,120,831	831,055	128,644	203,312
Operating Result before Taxes	881,279	193,038	1,370,028	48,285
Income tax and social contribution - current	-	60,118	-202,726	53,046
Income tax and social contribution - defered	-	-125,041	-274,341	33,535
Net income (loss) for the period	881,279	128,115	892,961	134,866
Portion allocated to Controlling shareholders	881,279	128,115	881,279	128,115
Portion allocated to non-controlling shareholders	-	-	11,682	6,751
Net profit per share (R$)	0,65	0,09	0,65	0,09

Cash Flow

     R$ thousand

	Parent Company		Consolidated
	06.30.14	06.30.13	06.30.14	06.30.13
Operational Activities
Income before income tax and social contribution	881,278	193,038	1,370,029	48,285
Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	3,179	3,265	775,048	710,815
Monetary/currency exchange rate variations net	-289,889	-526,692	-539,663	-881,629
Financial charges	-579,192	-724,181	537,409	27,739
Income from financial assets	-	-	-252,158	-182,687
Equity result	-2,120,831	-831,055	-128,644	-203,312
Provision (reversal) for unfunded liabilities	1,063,960	623,779	-	-
Provision (reversal) for doubtful accounts	-50,845	48,860	-28,736	-637,565
Provision (reversal) for contingencies	110,003	107,682	210,115	254,254
Provision (reversal) for onerous contracts	-	-	-825,715	-792,121
Provision (reversal) for staff adjustment plan	-	100,709	359,212	1,228,208
Provision (reversal) for investments loss	-284,404	113,304	-270,594	113,304
Provision (reversal) for financial assets loss	-	-	210,128	153,566
Charges over Global Reversion Reserve	159,390	176,181	159,390	176,181
Adjustments to present value/market value	100,454	-17,635	141,978	7,313
Minority interest in the result	-	-	-17,700	-10,229
Charges on shareholders resources	44,818	150,507	60,438	153,014
Financial instruments-derivatives	-	-	-47,485	127,408
Others	210,333	-165,778	152,294	117,570
	-1,633,024	-941,053	495,317	361,830
(Increase)/decrease in operating assets
Accounts receivable	-	-489	156,702	131,671
Securities	-624,192	1,948,015	-987,015	-1,307,609
Right to reimbursement	-	-	-3,129,045	-1,887,735
Stored Matetrials	16	87	-51,166	-50,462
Stock of nuclear fuel	-	-	47,044	20,470
Financial assets - public service concessions	811,670	-44,285	811,670	-44,285
Others	-28,679	-92,211	-431,184	-739,290
	158,815	1,811,117	-3,582,994	-3,877,240
Increase/(decrease) in operating liabilities
Suppliers	54,885	-14,157	3,325,549	457,840
Advance to customers	-	-	-26,310	3,328
Leasing	-	-	16,624	7,062
Estimated obligations	37,588	28,045	24,647	88,641
Obligations of compensation	-	-	384,156	1,385,541
Sector charges	-	-	55,085	-17,418
Others	-107,952	-12,364	-258,762	-58,739
	-15,479	1,524	3,520,989	1,866,255

Cash from operating activities	-608,410	1,064,626	1,803,339	-1,600,869

Payment of financial charges	-314,885	-269,485	-689,410	-509,687
Payment of fees on global reversion reserve	-112,766	-119,376	-112,766	-119,376
Annual permitted revenue receipts (financial asset)	-	-	340,646	239,639
Receiving compensation of financial asset	-	-	743,361	7,779,223
Receipt of financial charges	947,066	932,459	542,423	535,525
Payment of income tax and social contribution	-138,649	-330,683	-260,572	-581,728
Receiving remuneration of equity in shareholdings	505,611	64,548	117,070	140,951
Payment of pension fundings	-	-	-46,932	-44,460
Payment of lawful contingencies	-	-	-30,681	-195,540
Judicial deposits	-297,969	-206,078	-414,035	16,697

Net cash from operating activities	-20,001	1,136,011	1,992,444	5,660,374

Financing activities

Long term Loans and financing obtained	31,886	2,042,741	1,656,267	3,059,299
Payment of loans and financing-principal	-854,511	-923,764	-1,107,050	-1,345,929
Payment of remuneration to shareholders	-808,952	-3,328,083	-809,794	-3,330,251
Payment of refinanced taxes and contributions-principal	-	-	-49,029	-50,054
Compulsory loan and global reversion reserve	-	249,562	-	249,562
Others	-	-	-	-5,435

     R$ thousand

	Parent Company		Consolidated
	06.30.14	06.30.13	06.30.14	06.30.13
Net cash from financing activities	-1,631,577	-1,959,544	-309,606	-1,422,808
Investment activities
Granting of loans and financing	-979,810	-902,143	-39,955	-7,990
Receiving of loans and financing	1,945,506	2,029,928	1,046,346	1,021,574
Acquisition of property, plant and equipment	-82	-97	-1,005,977	-1,057,230
Acquisition of intangible assets	-	-	-97,329	-20,357
Acquisition of concession assets	-	-	-1,115,532	-1,197,176
Acquisition/capital supply over equity shareholdings	-134,142	-156,620	-1,542,610	-2,250,687
Granting of advance for future capital increase	-13,794	-165,313	-535,083	-10,496
Others	-	-	19,438	155,677

Net cash from investing activities	817,678	805,755	-3,270,702	-3,366,685

Increase (decrease) in cash and cash equivalents	-833,900	-17,778	-1,587,864	870,881

Cash and cash equivalents at the beginning of the period	1,303,236	935,627	3,597,583	2,501,515
Cash and cash equivalents at the end of the period	469,336	917,849	2,009,719	3,372,396
	-833,900	-17,778	-1,587,864	870,881

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.